UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)


                         PRICELINE.COM INCORPORATED
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.008 PER SHARE
                       (Title of Class of Securities)

                                741503 10 6
                               (CUSIP Number)

                             FEBRUARY 14, 2001
   --------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [  ]  Rule 13d-1(b)
        [  ]  Rule 13d-1(c)
        [X] Rule 13d-1(d)



CUSIP No. 741503  10  6             13G                         PAGE 2 OF 7


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                Jay S. Walker


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                     (b) |X|

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION
                United States


    NUMBER OF        5   SOLE VOTING POWER
      SHARES             42,827,650
   BENEFICIALLY
     OWNED BY        6    SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON         7    SOLE DISPOSITIVE POWER
       WITH               42,827,650

                     8    SHARED DISPOSITIVE POWER
                          0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            54,864,491

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN |_| SHARES (See Instructions)

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               32.6%1

12          TYPE OF REPORTING PERSON  (See Instructions)      IN


---------------
1 Based upon an aggregate of 168,508,660 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2000 filed with the Securities and Exchange Commission on November 14, 2000.



CUSIP No. 741503  10  6          13G                         PAGE 2 OF 7


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                Walker Digital Corporation

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                    (b) |X|

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION
                Connecticut

     NUMBER OF         5   SOLE VOTING POWER
      SHARES               2,304,504
   BENEFICIALLY
     OWNED BY          6    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           7    SOLE DISPOSITIVE POWER
       WITH                 2,304,504

                       8    SHARED DISPOSITIVE POWER
                            0

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,304,504

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  |_|
            SHARES

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            1.42

12          TYPE OF REPORTING PERSON
                CO


----------

2 Based upon an aggregate of 168,508,660 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2000 filed with the Securities and Exchange Commission on November 14, 2000.



CUSIP No. 741503  10  6             13G                          PAGE 4 OF 7


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
       The Jay S. Walker Irrevocable Credit Trust

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                   (b) |X|

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

      NUMBER OF          5    SOLE VOTING POWER
       SHARES                 9,731,337
    BENEFICIALLY
      OWNED BY           6    SHARED VOTING POWER
        EACH                  0
      REPORTING
       PERSON            7    SOLE DISPOSITIVE POWER
        WITH                  9,731,337

                         8    SHARED DISPOSITIVE POWER
                              0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,731,337

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    |_|
       SHARES (See Instructions

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.83

12     TYPE OF REPORTING PERSON
           IN


----------
3 Based upon an aggregate of 168,508,660 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2000 filed with the Securities and Exchange Commission on November 14, 2000.



ITEM 2. ITEM 2(B) IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS
FOLLOWS:

        (b)    Address of Principal Business Office:

               Jay S. Walker
               c/o Walker Digital Corporation
               Five High Ridge Park
               Stamford, Connecticut  06905

               Walker Digital Corporation
               Five High Ridge Park
               Stamford, Connecticut  06905

               The Jay S. Walker Irrevocable Credit Trust
               c/o Harry Peden III, Trustee
               100 Field Point Road
               Greenwich, Connecticut  06830

ITEM 4. ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS
FOLLOWS:

        (a)    Amount beneficially owned:
               54,864,491  (1)

        (b)    Percent of Class

               32.6%  (2)

        (c)    Number of shares as to which such person has (1):

               (i)    Sole power to vote or to direct the vote:
                             See Item 5 of the Cover Pages attached hereto.
               (ii)   Shared power to vote or to direct the vote:
                             See Item 6 of the Cover Pages attached hereto.
               (iii)  Sole power to dispose or to direct the disposition of:
                             See Item 7 of the Cover Pages attached hereto.
               (iv)   Shared power to dispose or to direct the disposition of:
                             See Item 8 of the Cover Pages attached hereto.

--------------

(1) Includes: (1) 42,827,650 shares held by Mr. Walker individually, including (i) an aggregate of 2,620,000 shares as to which Mr. Walker has granted options to certain individuals and (ii) an aggregate of 10,000,000 shares that are subject to forward contracts that Mr. Walker has entered into with certain investors which entitle the investors to take title to the shares during a specified future time period, prior to which time Mr. Walker will continue to retain voting control and record ownership of such shares; (2) 2,304,504 shares held by Walker Digital LLC, a Delaware limited liability company controlled by Walker Digital Corporation (Mr. Walker is the Chairman and Chief Executive Officer of Walker Digital LLC and the Chairman of Walker Digital Corporation); (3) 9,731,337 shares held by The Jay S. Walker Irrevocable Credit Trust, as to which Mr. Walker disclaims beneficial ownership; and
        (4) 1,000 shares held by an immediate family member of Mr. Walker, as to which Mr. Walker disclaims beneficial ownership. Also includes vested options to purchase 1,515,000 shares.

(2) Based upon an aggregate of 168,508,660 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2000 filed with the Securities and Exchange Commission on November 14, 2000.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          JAY S. WALKER


                                          By: /s/ Jay S. Walker
                                              ----------------------------
                                          Name:  Jay S. Walker


                                          WALKER DIGITAL CORPORATION


                                          By: /s/ Jay S. Walker
                                              ----------------------------
                                          Name:  Jay S. Walker


                                          THE JAY S. WALKER IRREVOCABLE
                                          CREDIT TRUST


                                          By: /s/ Harry Peden III
                                              -----------------------------
                                          Name:  Harry Peden III